SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

October 2012

Commission File Number: 333-153452

ECOPETROL S.A.

(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69

BOGOTA – COLOMBIA

(Address of registrant’s principal executive offices)

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Ecopetrol Submits Top Bids for 12 Blocks in Round Colombia 2012

•	Alliances with oil companies such as ExxonMobil, Anadarko and Repsol.
•	Increases number of blocks for developing unconventional resources.
•	Strengthens strategic position in the Caribbean offshore and heavy crudes.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) reports that it has submitted the best offers for 12 exploratory blocks in the Round Colombia 2012, following the opening of bidding held yesterday by the National Hydrocarbons Agency (Agencia Nacional de Hidrocarburos, ANH) in Cartagena, Colombia.

Of the 12 blocks, Ecopetrol holds a 100% stake in six of them, and the remaining six in partnerships with Anadarko, ExxonMobil, Repsol, and Hocol. The total area of the blocks is approximately 3.1 million hectares and are located in the following basins: Llanos, Mid Magdalena Valley, Caguan-Putumayo, Catatumbo, Cordillera, and the Colombian Caribbean offshore.

In this round, the ANH auctioned blocks for exploration and production of unconventional hydrocarbons. Ecopetrol has carried out activities in this type of hydrocarbons, and yesterday's bidding should allow it to increase its strategic position in five new blocks. Ecopetrol holds a 100% stake in three blocks, and two of the blocks are held in partnership with ExxonMobil.

In conventional hydrocarbons, Ecopetrol submitted the top bid for seven blocks. In two of them, it holds a 100% interest, and in the other five, it holds jointly with Anadarko (two blocks), ExxonMobil (one block), Repsol (one block), and Hocol (one block), the latter a company of the Ecopetrol Corporate Group.

One of the two blocks in the Caribbean Offshore is held in partnership with Anadarko Colombia Company while the other is held in partnership with Repsol Exploracion Colombia S.A. These alliances with oil companies that have a broad experience in offshore exploration and production, are part of Ecopetrol S.A.'s strategy of strengthening its presence in this basin.

Ecopetrol's investment in these 12 blocks is estimated at US$370 million during the initial phase of exploration over the next three years, which includes the minimum mandatory commitments and the additional investment offered in the round.

Following the verification of documents and analysis of the information submitted by the companies, the ANH expects to award the blocks on November 26, followed by the signing of contracts between November 27 and December 21 of 2012.

We expect the results obtained in Round Colombia 2012 to strengthen Ecopetrol's strategic position, and to signal that major oil companies have confidence in Ecopetrol, which should contribute to our strategy that aims at increasing reserves and achieving production of 1.3 million by 2020.

The following is a summary of the 12 blocks:

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Block	Basin	Companies	Share of Production ANH (%)	Expected Additional Investment (US$ million)	Type of Block
PUT13	PUT	Ecopetrol S.A.	7%	$ 1.6	Type 2 – Conventional Continental and Offshore
URA4	URA	UT Anadarko Ecopetrol	3%	$ 0.6	Type 2 - Conventional Continental and Offshore
PUT17	CAG - PUT	Ecopetrol S.A.	1%	$ 31.8	Type 3 - Conventional Continental and Offshore
COR46	COR	UT EM – ECP	1%	$ 55.1	Type 3 - Conventional Continental and Offshore
AMA4	AMA	UT Ecopetrol Hocol	1%	$ 43.7	Type 3 - Conventional Continental and Offshore
COL5	COL	UT Anadarko Ecopetrol	1%	$ 11.5	Type 3 - Conventional Continental and Offshore
GUAOFF1	GUA OFF	UT Repsol Ecopetrol	1%	$ 28.5	Type 3 - Conventional Continental and Offshore
CAT3	CAT	Ecopetrol S.A.	1%	$ 3.0	Type 2 – Unconventional Continental
COR62	COR	UT ECP – EM	1%	$ 22.1	Type 2 – Unconventional Continental
VMM5	VMM	Ecopetrol S.A.	1%	$ 11.8	Type 2 – Unconventional Continental
VMM16	VMM	Ecopetrol S.A.	1%	$ 6.0	Type 2 – Unconventional Continental
VMM29	VMM	UT ECP – EM	1%	$ 3.5	Type 2 – Unconventional Continental

Cartagena, Colombia, October 18 of 2012

Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 50 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations

Alejandro Giraldo

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

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Mauricio Téllez

Phone: + 571-2345377

Fax: +571-2344480

Email: mtellez@ecopetrol.com.co

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 18, 2012

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer